UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, APRIL 2026

Commission File Number 001-42528

LZ TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 311, Floor 3, No. 5999 Wuxing Avenue

Zhili Town, Wuxing District, Huzhou City, Zhejiang province, People’s Republic of China 313000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

LZ Technology Holdings Limited to Hold Class Meeting and Extraordinary General Meeting

LZ Technology Holdings Limited (the “Company”) will convene (i) a separate meeting of holders of Class B ordinary shares (the “Class B meeting”) to vote, as a class, on the proposal to increase the voting rights of the Class A ordinary shares (the “Class B proposal”), and (ii) an extraordinary general meeting of all shareholders immediately following the Class B meeting to vote on the remaining proposals. Certain proposals to be considered at the extraordinary general meeting are conditioned on approval of the Class B proposal.

As of the date hereof, the Company’s issued and outstanding share capital consists of Class A ordinary shares, par value $0.000025 per share, and Class B ordinary shares, par value $0.000025 per share. Class A ordinary shares are entitled to ten (10) votes per share. Class B ordinary shares are entitled to one (1) vote per share and are listed on the Nasdaq Stock Market under the symbol “LZMH.”

Attached hereto as Exhibit 99.1 is notices of the Class B meeting and the extraordinary general meeting of shareholders, together with the related proxy statement. Attached hereto as Exhibits 99.2 and 99.3 are a form of proxy card for the Class B Meeting and a form of proxy card for the extraordinary general meeting, respectively, of the Company.

Shareholders are urged to carefully read the notice and the proxy statement, because they contain important information about the Company and the shareholder meetings. Shareholders may obtain a copy of the notice and the proxy statement, free of charge, from the Company’s website at http://lz-qs.com/, or by writing to us at Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District, Huzhou City, Zhejiang province, People’s Republic of China 313000.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Class B meeting and the extraordinary general meeting of shareholders. Information regarding the directors and executive officers of the Company is available in the Company’s documents filed with or furnished to the SEC.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Meetings of Shareholders and Proxy Statement
99.2	Form of Proxy Card for Class B Meeting
99.3	Form of Proxy Card for Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2026	LZ TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Runzhe Zhang
Runzhe Zhang
Chief Executive Officer

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